Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Advisory Board Company for the registration of common stock, preferred stock, depositary shares, warrants and rights and to the incorporation by reference therein of our reports dated May 30, 2014, with respect to the consolidated financial statements and schedule of The Advisory Board Company, and the effectiveness of internal control over financial reporting of The Advisory Board Company, included in its Annual Report (Form 10-K) for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

January 20, 2015

A member firm of Ernst & Young Global Limited